UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )*

CHINDEX INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

169467107

(CUSIP Number)

ANDREW E. GOLD

10835 LOCKLAND ROAD

POTOMAC, MD 20854

(301) 765-9117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

DECHERT LLP

1775 I STREET, NW

WASHINGTON, DC 20006-2401

(202) 261-3300

ATTENTION: PAUL HUEY-BURNS, ESQUIRE

July 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 169467107	Page 1

1	NAMES OF REPORTING PERSONS ANDREW E. GOLD I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 96,799 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 96,799

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.12%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 169467107	Page 1

1	NAMES OF REPORTING PERSONS RONIT GOLD I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 96,799 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 96,799

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.12%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the acquisition by Andrew E. Gold and Ronit Gold, both individual citizens of the United States, of shares of Common Stock, par value $.01 per share (the “Common Stock”), of Chindex International, Inc., a Delaware corporation (the “Company”).

The principal executive offices of the Company are located at 7201 Wisconsin Avenue, Bethesda, Maryland 20814.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed jointly by Andrew E. Gold and Ronit Gold, a married couple (collectively, the “Golds”).

(b) - (c) Residential address for the Golds:

10835 Lockland Road

Potomac, MD 20854

Mrs. Gold’s principal occupation is as a pre-school teacher. Mr. Gold’s principal occupation is as a self-employed investor.

(d) - (e) During the last five years, neither of the Golds have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or causing him to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities or mandating activities subject to, federal or state securities laws on finding any violation of such laws.

(f) Both Mr. and Mrs. Gold are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 21, 2003, the Golds acquired 2,800 shares of Common Stock on the open market at a price of $24.56 per share for a total purchase price of $68,768. As of July 21, 2003, the Golds had acquired 38,866 shares of Common Stock on the open market.

On August 19, 2003, the Golds acquired 2,000 shares of Common Stock on the open market at a price of $31.07 per share for a total purchase price of $62,140. As of August 19, 2003, the Golds had acquired 62,548 shares of Common Stock on the open market.

The Golds currently hold 96,699 shares of Common Stock, all of which were purchased on the open market.

The Golds purchased all of these shares through personal joint trading accounts. The Golds periodically effect purchases of shares through margin accounts maintained for the Golds with Electronic Trading Group, LLC which may extend credit to the Golds as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balances in the account. The funds used to make these purchases were not otherwise borrowed or obtained.

ITEM 4. PURPOSE OF TRANSACTION.

The transactions were solely for investment purposes. The Golds intend to review, from time to time, their investment in the Company on the basis of various factors, including but not limited to the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Company’s securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, the Golds may decide to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock that they own.

Except as set forth above, the Golds have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

On July 21, 2003, the Golds purchased 2,800 shares of the Company’s Common Stock, which made them the beneficial owners of 38,866 shares of Common Stock accounting for, at that time, 5.262% of the Company’s outstanding shares of Common Stock. Between July 21, 2003 and January 8, 2004, the Golds consistently beneficially owned more than five percent of the Common Stock of the Company and at one point, as of August 19, 2003, held as much as 8.682% of the Company’s Common Stock shares. On January 8, 2004, the Golds sold 9,818 shares of Common Stock reducing the shares they beneficially owned to 68,083 shares or 4.475% of the shares of Common stock then outstanding. The Golds have not been the holders of more than five percent of the Company’s stock at any time since January 8, 2004.

(a) The Golds beneficially own 96,799 shares of Common Stock, which represent approximately 2.12% of the outstanding shares of Common Stock based on the number of shares outstanding as of November 11, 2004.

(b) The Golds currently share the power to vote or direct the vote, or to dispose or direct the disposition, of the shares of Common Stock they beneficially own.

(c) The Golds purchased a net total of 5,550 shares of Common Stock in the open market between September 2, 2004 and November 11, 2004. The following are the transactions effected between September 2, 2004 and November 11, 2004:

On September 2, 2004, the Golds purchased 98 shares of Common Stock of the Company for $8.92 per share.

On September 2, 2004, the Golds purchased 300 shares of Common Stock of the Company for $8.92 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.64 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.95 per share.

On September 3, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $9.20 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.22 per share.

On September 3, 2004, the Golds sold 4800 shares of Common Stock of the Company for $9.22 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.28 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.40 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.59 per share.

On September 8, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.20 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.71 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.74 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.76 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.94 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $10.07 per share.

On September 8, 2004, the Golds sold 4200 shares of Common Stock of the Company for $10.07 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $10.18 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.70 per share.

On September 9, 2004, the Golds purchased 87 shares of Common Stock of the Company for $9.72 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.75 per share.

On September 9, 2004, the Golds purchased 13 shares of Common Stock of the Company for $9.85 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.85 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.85 per share.

On September 10, 2004, the Golds purchased 300 shares of Common Stock of the Company for $9.60 per share.

On September 10, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.70 per share.

On September 14, 2004, the Golds purchased 13 shares of Common Stock of the Company for $9.25 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.60 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.61 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.88 per share.

On September 22, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.55 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.60 per share.

On September 23, 2004, the Golds purchased 500 shares of Common Stock of the Company for $9.35 per share.

On September 27, 2004, the Golds purchased 99 shares of Common Stock of the Company for $8.82 per share.

On September 27, 2004, the Golds purchased 1 shares of Common Stock of the Company for $8.91 per share.

On September 28, 2004, the Golds purchased 10 shares of Common Stock of the Company for $8.25 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.38 per share.

On September 28, 2004, the Golds purchased 300 shares of Common Stock of the Company for $8.40 per share.

On September 28, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.40 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.48 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.33 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.91 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On October 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.93 per share.

On October 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.05 per share.

On October 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.07 per share.

On October 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.17 per share.

On October 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.27 per share.

On October 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.27 per share.

On October 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.05 per share.

On October 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.10 per share.

On October 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.26 per share.

On October 5, 2004, the Golds purchased 700 shares of Common Stock of the Company for $9.20 per share.

On October 5, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.20 per share.

On October 5, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.20 per share.

On October 5, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.29 per share.

On October 5, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.29 per share.

On October 5, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.29 per share.

On October 5, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On October 5, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.19 per share.

On October 5, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.19 per share.

On October 5, 2004, the Golds purchased 900 shares of Common Stock of the Company for $9.20 per share.

On October 5, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.50 per share.

On October 6, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.60 per share.

On October 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.30 per share.

On October 18, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.80 per share.

On October 18, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.80 per share.

On October 18, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.98 per share.

On October 21, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $7.80 per share.

On October 25, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.42 per share.

On October 25, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.42 per share.

On October 26, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.48 per share.

On October 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.92 per share.

On October 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.92 per share.

On November 1, 2004, the Golds purchased 1,300 shares of Common Stock of the Company for $7.90 per share.

On November 1, 2004, the Golds purchased 200 shares of Common Stock of the Company for $7.90 per share.

On November 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.13 per share.

On November 1, 2004, the Golds sold 1,500 shares of Common Stock of the Company for $8.15 per share.

On November 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.28 per share.

On November 2, 2004, the Golds purchased 29 shares of Common Stock of the Company for $8.37 per share.

On November 2, 2004, the Golds sold 1,700 shares of Common Stock of the Company for $8.38 per share.

On November 2, 2004, the Golds purchased 500 shares of Common Stock of the Company for $8.45 per share.

On November 2, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $8.50 per share.

On November 2, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.55 per share.

On November 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.15 per share.

On November 5, 2004, the Golds purchased 1800 shares of Common Stock of the Company for $9.25 per share.

On November 5, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.20 per share.

(d) Not applicable.

(e) The Golds ceased to be the beneficial owners of more than five percent of the Common Stock of the Company as of January 8, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Golds and any other persons with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2004

/s/ Andrew E. Gold
Andrew E. Gold

/s/ Ronit Gold
Ronit Gold